EXHIBIT 99.1
US GAAP Press Release

Infosys Technologies Limited - Financial Release March 31, 2007

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter and Year ended March 31, 2007

Fiscal 2008 revenues expected to grow 28% - 30%; to reach $ 4 billion

Reports Fiscal 2007 revenues of $ 3.1 billion; YoY growth of 44%

Bangalore , India - April 13, 2007

Highlights
Consolidated results for the quarter ended March 31, 2007
  Fourth quarter revenues at $ 863 million, up by 45.5% from the corresponding quarter last fiscal
  Earnings per American Depository Share( ADS)* increased to $ 0.46 from $ 0.28 in the corresponding quarter last fiscal; YoY growth of 64.3%
  34 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 5,992 employees (net 2,809) for the quarter by Infosys and its subsidiaries
  72,241 employees as on March 31, 2007 for Infosys and its subsidiaries

*The tax provision for quarter ended March 31, 2007 and fiscal 2007 includes a tax reversal of $ 29 million. Excluding this the earnings per share for the quarter and year ended March 31, 2007 would have been
$ 0.41 and $ 1.48 resulting in a YOY growth of 46% and 45% respectively.

Senior management changes (effective June 22, 2007)
  Mr. Nandan M. Nilekani becomes the Co-Chairman of the Board
  Mr. S. Gopalakrishnan assumes the role of Chief Executive Officer and Managing Director
  Mr. S. D. Shibulal assumes the role of Chief Operating Officer of the company

Outlook for the quarter ending June 30, 2007 and fiscal 2008

Quarter ending June 30, 2007

  Consolidated revenues are expected to be between $ 904 million and $ 908 million; YoY growth of 37.0% - 37.6%
  Consolidated earnings per ADS expected to be $ 0.41; YoY growth of 28.2%

Fiscal year ending March 31, 2008

  Consolidated revenues are expected to be in the range of $ 3,953 million and $ 4,016 million; YoY growth of 28.0% - 30.0%
  Consolidated earnings per ADS** expected to be between $ 1.86 and $ 1.89; YoY growth of 25.7% - 27.7%

** Excluding tax reversal of $ 29 million in fiscal 2007

" Our revenues grew by around US$ 1 billion this year," said Nandan M. Nilekani , CEO and Managing Director. "The global IT services industry continues to show strong growth with exciting opportunities and Infosys is well positioned to take advantage of this."

As businesses the world over sought to become more competitive, Infosys offered strategic technology solutions and business insights to help companies in leading industry verticals shift their operational priorities and win in an increasingly 'flat' business world.

In the Retail sector, Infosys won a large project for integrating the PeopleSoft Human Capital Management (HCM) systems of the third largest broadline retailer in the US . The integrated system will enable the client to manage HR, payroll and benefits data effectively.

An upscale retailer providing quality discounted merchandise in over 1,300 stores across 47 US states turned to Infosys for a scalable solution to extend its custom Performance Management application to a larger employee base. The automated solution has halved the time spent on generating performance scores and computing employee compensation.

Infosys implemented a new order management system for the world's largest employee-owned photography company that will significantly reduce possible financial leakage.

In the High-tech Manufacturing sector, one of the world's largest IT management software providers is working with Infosys to integrate technical support functions across its recent acquisitions. Infosys' integrated performance management and compensation solution for a top independent software vendor will enable the company to streamline employee rewards, ratings and assessment while helping its employees and managers enjoy a better user experience.

Infosys made deeper inroads in the Energy sector. A leading oilfield services company supplying technologies, project management and performance optimization solutions to the international oil and gas industry has approached Infosys to establish a strategic program to improve the efficiency of its sales force.

Industry leaders in various sectors are using Infosys' Independent Validation Services to boost the predictability of their applications. A leading specialty beverage brand chose Infosys to build a Testing Center of Excellence (TCOE), which brought all its testing activities - including automation and performance testing - under a single umbrella. The global leader in digital signal processing and analog technologies partnered with Infosys to achieve test automation for in-house applications, saving up to 10% of investment on IT projects and achieving faster time to market.

"The rupee appreciated against all major currencies during the quarter," said V. Balakrishnan,
Chief Financial Officer. "Our robust financial model allows us to balance the investments required in the business and profitability while focusing on growth. Our liquidity position continues to be strong with cash and cash equivalents reaching US$ 1.4 billion."

About the company
Infosys Technologies Ltd. (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. Infosys creates these solutions for its clients by leveraging its domain and business expertise along with a complete range of services. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 72,000 employees in over 39 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, our Quarterly Reports on Form 6-K for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 and our other recent filings. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact
Investor Relations	Shekhar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan , India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets
(Dollars in millions except per share data)
	As of
	March 31, 2006	March 31, 2007
	(1)
ASSETS
Current Assets
Cash and cash equivalents	$ 889	$ 1,403
Investments in liquid mutual fund units	170	6
Trade accounts receivable, net of allowances	361	565
Unbilled revenue	48	74
Prepaid expenses and other current assets	40	50
Deferred tax assets	1	2
Total current assets	1,509	2,100
Property, plant and equipment, net	491	738
Goodwill	8	128
Intangible assets, net	-	20
Deferred tax assets	13	19
Advance income taxes	18	33
Other assets	27	35
Total Assets	$ 2,066	$ 3,073
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$ 3	$ 6
Income taxes payable	-	4
Client deposits	2	1
Unearned revenue	44	72
Other accrued liabilities	160	274
Total current liabilities	209	357
Non-current liabilities
Other non-current liabilities	5	1
Minority interests	15	-
Stockholders' Equity
Common stock, $ 0.16 par value 600,000,000 equity shares authorized, Issued and outstanding -551,109,960 and 571,209,862 as of March 31, 2006 and March 31, 2007 respectively	31	64
Additional paid-in capital	410	692
Accumulated other comprehensive income	9	88
Retained earnings	1,387	1,871
Total stockholders' equity	1,837	2,715
Total Liabilities And Stockholders' Equity	$ 2,066	$ 3,073
(1) March 31, 2006 balances were obtained from audited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income
(Dollars in millions except per share data)
	Three months ended March 31,		Year ended March 31,
	2006	2007	2006 (Audited)	2007
Revenues	$ 593	$ 863	$ 2,152	$ 3,090
Cost of revenues	354	497	1,244	1,777
Gross profit	239	366	908	1,313
Operating Expenses:
Selling and marketing expenses	34	62	136	209
General and administrative expenses	49	66	173	249
Amortization of intangible assets	-	1	-	3
Total operating expenses	83	129	309	461
Operating income	156	237	599	852
Gain on sale of long term investment	-	-	-	1
Other income, net	16	28	31	83
Income before income taxes and minority interest	172	265	630	936
Provision for income taxes	18	6	70	84
Income before minority interest	$ 154	$ 259	$ 560	$ 852
Minority interest	2	-	5	2
Net income	$ 152	$ 259	$ 555	$ 850
Earnings per equity share*
Basic	$ 0.28	$ 0.46	$ 1.02	$ 1.53
Diluted	$ 0.27	$ 0.45	$ 0.99	$ 1.50
Weighted average equity shares used in computing earnings per equity share*
Basic	547,386,214	559,944,338	543,160,222	554,018,739
Diluted	561,264,860	569,893,498	557,967,786	566,110,582
*Adjusted for stock split